UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Endeavor International Corporation
(Name of Issuer)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
29259G101
(CUSIP Number)
August 10, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons.	THE J-K NAVIGATOR FUND, L.P.
I.R.S. Identification Nos. of above persons (entities only).			91-1752823
2.		Check the Appropriate Box if a Member of a Group (See Instructions)
(a)			☐
(b)			☐
3.		SEC Use Only
4.		Citizenship or Place of Organization	Delaware

Number of	5.	Sole Voting Power	8,103,720
Shares
Beneficially	6.	Shared Voting Power	0
Owned by Each
Reporting	7.	Sole Dispositive Power	8,103,720
Person With
	8.	Shared Dispositive Power	0

9.		Aggregate Amount Beneficially Owned by Each Reporting Person	8,103,720
10.		Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.		Percent of Class Represented by Amount in Row (9)	6.6%
12.		Type of Reporting Person (See Instructions)	PN

1.	Names of Reporting Persons.	STEELHEAD PARTNERS, LLC
I.R.S. Identification Nos. of above persons (entities only).			91-1740598
2.		Check the Appropriate Box if a Member of a Group (See Instructions)
(a)			☐
(b)			☐
3.		SEC Use Only
4.		Citizenship or Place of Organization	Delaware

Number of	5.	Sole Voting Power	13,210,200
Shares
Beneficially	6.	Shared Voting Power	0
Owned by Each
Reporting	7.	Sole Dispositive Power	13,210,200
Person With
	8.	Shared Dispositive Power	0

9.		Aggregate Amount Beneficially Owned by Each Reporting Person	13,210,200
10.		Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.		Percent of Class Represented by Amount in Row (9)	10.7%
12.		Type of Reporting Person (See Instructions)	IA

1.	Names of Reporting Persons.	JAMES MICHAEL JOHNSTON
I.R.S. Identification Nos. of above persons (entities only).
2.		Check the Appropriate Box if a Member of a Group (See Instructions)
(a)			☐
(b)			☐
3.		SEC Use Only
4.		Citizenship or Place of Organization	United States

Number of	5.	Sole Voting Power	0
Shares
Beneficially	6.	Shared Voting Power	13,210,200
Owned by Each
Reporting	7.	Sole Dispositive Power	0
Person With
	8.	Shared Dispositive Power	13,210,200

9.		Aggregate Amount Beneficially Owned by Each Reporting Person	13,210,200
10.		Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.		Percent of Class Represented by Amount in Row (9)	10.7%
12.		Type of Reporting Person (See Instructions)	IN/HC

1.	Names of Reporting Persons.	BRIAN KATZ KLEIN
I.R.S. Identification Nos. of above persons (entities only).
2.		Check the Appropriate Box if a Member of a Group (See Instructions)
(a)			☐
(b)			☐
3.		SEC Use Only
4.		Citizenship or Place of Organization	United States

Number of	5.	Sole Voting Power	0
Shares
Beneficially	6.	Shared Voting Power	13,210,200
Owned by Each
Reporting	7.	Sole Dispositive Power	0
Person With
	8.	Shared Dispositive Power	13,210,200

9.		Aggregate Amount Beneficially Owned by Each Reporting Person	13,210,200
10.		Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.		Percent of Class Represented by Amount in Row (9)	10.7%
12.		Type of Reporting Person (See Instructions)	IN/HC

Item 1.

(a)	Name of Issuer:	Endeavor International Corporation
(b)	Address of Issuer’s Principal Executive Office:	1000 Main Street, Suite 3300 Houston, TX 77002

Item 2.

(a)	Name of Person Filing:	The J-K Navigator Fund, L.P. (“Navigator”) Steelhead Partners, LLC (“Steelhead”) James Michael Johnston Brian Katz Klein
(b)	Address of Principal Business Office or, if none, Residence:	The business address of each reporting person is 1301 First Avenue, Suite 201, Seattle, WA 98101.
(c)	Citizenship:	Reference is made to Item 4 of pages 2, 3, 4 and 5 of this Schedule 13G (this “Schedule”), which Items are incorporated by reference herein.
(d)	Title of Class of Securities:	Common Stock, $0.001 par value
(e)	CUSIP Number:	29259G101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

☐ (a)	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

☐ (b)	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

☐ (c)	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

☐ (d)	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

☒ (e)	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

☐ (f)	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

☒ (g)	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

☐ (h)	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

☐ (i)	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

☐ (j)	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership. Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Reference is hereby made to Items 5-9 and 11 of pages 2, 3, 4, and 5 of this Schedule, which Items are incorporated by reference herein.

The securities to which this Schedule relates (the “Securities”) are owned by certain investment limited partnerships, including Navigator, and other client accounts, for which Steelhead serves as general partner and/or investment manager.  Steelhead, as Navigator’s and those other investment limited partnerships’ and other client accounts’ general partner and/or investment manager, and J. Michael Johnston and Brian K. Klein, as the member-managers and owners of Steelhead, may therefore be deemed to beneficially own Securities owned by Navigator and such other investment limited partnerships and client accounts for the purposes of Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Act”) insofar as they may be deemed to have the power to direct the voting or disposition of those Securities.

Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that Steelhead, Mr. Johnston or Mr. Klein is, for any other purpose, the beneficial owner of any of the Securities, and each of Steelhead, Mr. Johnston and Mr. Klein disclaims beneficial ownership as to the Securities, except to the extent of his or its pecuniary interests therein.

Under the definition of “beneficial ownership” in Rule 13d-3 under the Act, it is also possible that the individual general partners, executive officers, and members of the foregoing entities might be deemed the “beneficial owners” of some or all of the Securities insofar as they may be deemed to share the power to direct the voting or disposition of the Securities.  Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of such individuals is, for any purpose, the beneficial owner of any of the Securities, and such beneficial ownership is expressly disclaimed.

The calculation of percentage of beneficial ownership in item 11 of pages 2, 3, 4 and 5 was derived from the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2007, in which the Issuer stated that the number of shares of its common stock, $0.001 par value per share outstanding as of August 3, 2007 was 123,641,339.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Steelhead serves as general partner and/or investment manager to certain investment limited partnerships, including Navigator, and other client accounts that have the right to receive or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the Securities.  Other than as reported in this Schedule, no investment limited partnership’s or other client accounts’ holdings exceed five percent of the Issuer’s Common Stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 16, 2007	STEELHEAD PARTNERS, LLC By:/s/ James Michael Johnston James Michael Johnston Its Member-Manager
JAMES MICHAEL JOHNSTON /s/ James Michael Johnston James Michael Johnston
BRIAN KATZ KLEIN /s/ Brian Katz Klein Brian Katz Klein

By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
Signature

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 16, 2007	THE J-K NAVIGATOR FUND, L.P. By: Steelhead Partners, LLC, its General Partner By:/s/ James Michael Johnston James Michael Johnston Its Member-Manager

EXHIBIT INDEX

Exhibit A	Joint Filing Undertaking	Page 9

EXHIBIT A

JOINT FILING UNDERTAKING

The undersigned, being authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13G to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule, as it may be amended, jointly on behalf of each of such parties.

Dated: August 16, 2007	THE J-K NAVIGATOR FUND, L.P. By: Steelhead Partners, LLC, its General Partner By:/s/ James Michael Johnston James Michael Johnston Its Member-Manager
STEELHEAD PARTNERS, LLC By:/s/ James Michael Johnston James Michael Johnston Its Member-Manager
JAMES MICHAEL JOHNSTON /s/ James Michael Johnston James Michael Johnston
BRIAN KATZ KLEIN /s/ Brian Katz Klein Brian Katz Klein